Delaware



The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF FORMATION OF "BOW ENTERPRISES LLC",

FILED IN THIS OFFICE ON THE ELEVENTH DAY OF MARCH, A.D. 2024,

AT 5 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

3242923 8100
SR# 20240958210

Authentication: 202998075
Date: 03-12-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:00 PM 03/11/2024
FILED 05:00 PM 03/11/2024
SR 20240958210 - File Number 3242923

CERTIFICATE OF FORMATION

OF

BOW ENTERPRISES LLC

This Certificate of Formation of BOW Enterprises LLC (the "Company") is executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1. The name of the Company is "BOW Enterprises LLC".

2. The address of the registered office of the Company in Delaware is 850 New Burton Road, Suite 201, Dover, Delaware 19904, Kent County. The name of the Company's registered agent at that address Cogency Global Inc.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation to be duly executed as of the 11th day of March, 2024.

By: /s/ Witikio A. Favaroth
Name: Witikio A. Favaroth
Title: Organizer